Exhibit 99.1

19 October 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Headline Results of MTX110 Phase I DIPG Study

Phase II Dose Confirmed and Encouraging Survival Data

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce encouraging headline results from a Phase I study at the University of California, San Francisco (“UCSF”) in patients with Diffuse Intrinsic Pontine Glioma (“DIPG”) (the “UCSF study” NCT03566199).

The primary endpoint of the study was to determine the dosage regimen to be used in a proposed Phase II study of the safety and efficacy of MTX110 in patients with DIPG. Preliminary high-level data from the UCSF study supports a dose of between 60μM and 90μM of MTX110, depending upon patient tolerance over the course of 12 infusions in Phase II.

In total, seven patients were recruited into the UCSF study. Patients were newly diagnosed with DIPG and received focal external beam radiation therapy four to 14 weeks before commencement of MTX110 treatment. Eligibility required a pontine location of the tumour with diffuse involvement of at least two thirds of the pons and no evidence of metastatic disease. Patients were not excluded by total tumour volume. MTX110 was administered directly into the tumour via a micro-catheter using convection enhanced delivery (“CED”) with gadolinium-enhanced intra-operative MRI to guide and track drug distribution to the tumour. Patients could receive up to 12 cycles of treatment every four to eight weeks. The dose was escalated between and within patients as tolerated initially by increasing the infusion volume at a concentration of 30μM MTX110 and then with higher drug concentrations of 60μM and 90μM as the sixth and seventh dose increments, respectively.

At the interim cut-off date (30 September 2020), median overall survival based on Kaplan Meier analysis was 26.06 months (CI 11.3 – 26.06 months) and overall survival at 12 months (OS12) was 71.4% (five of seven patients alive). Three patients remain alive and continue to be monitored. Survival was not an endpoint of the UCSF study nor was the study powered for statistical significance and therefore no conclusions as to the impact of MTX110 on overall survival rates can be drawn from these data.

The proposed Phase II trial is expected to evaluate overall survival at 12 months as the primary endpoint in 19 evaluable patients. The planned design is single arm and statistically powered for comparisons with defined historical survival data. MTX110 is expected to be delivered using an alternative CED catheter system that enables regular drug infusions directly into the tumour without a need for repeated surgery.

DIPG is a primary brain tumour arising in the pons (middle) of the brain stem, is diffusely infiltrating and cannot be surgically removed. Occurring mostly in children, the median survival rate in a cohort of 316 cases was 10.0 months and OS12 was 35% (Jansen et al, 2015. Neuro-Oncology 17(1):160-166). Although radiotherapy prolongs survival, the majority of patients die within one year following diagnosis. Systemic chemotherapy is ineffective, often due to an inability of agents to cross the blood-brain barrier. Approximately 1,000 (data on file) individuals are diagnosed with DIPG worldwide each year.

Commenting Sabine Mueller MD PhD, Principal Investigator of the UCSF study, said: “The study has determined a proposed dose range for MTX110 for Phase II and has shown that repeated delivery of MTX110 via CED is feasible and safe. In an upcoming Phase II study efficacy in this patient population will be assessed.”

Commenting further, Steve Damment, EVP R&D of Midatech, said: “DIPG is a devastating pediatric brain cancer with limited treatment options and very poor outcomes. The overall survival data from this Phase I study are encouraging, although further study of MTX110 in DIPG is required to establish whether it can make a difference to these patients and their families.”

Online Q&A Session

Stephen Stamp (CEO and CFO) and Steve Damment (EVP R&D) will be hosting an online Q&A session regarding this latest development at 2.00 p.m. London time / 9.00 a.m. US East Coast time on Monday 19 October 2020. This session is open to all existing and prospective shareholders. Those who wish to attend should register via:

https://us02web.zoom.us/webinar/register/WN_fwS5OEm8QiG5Uz7JvjWQ-A where they will be provided with access details. Participants will have the opportunity to ask questions during the session, but questions may also be submitted in advance to : midatech@investor-focus.co.uk

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.   Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DIPG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and preclinically for treatment of glioblastoma (SNO 2020 Abstract TMOD-27). MTX110 is delivered directly into and around the patient's tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO Steve Damment, EVP R&D
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Megan Paul Tel: +1 (646) 653 7034 Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.